Simpson Thacher & Bartlett llp
American Lawyers
ICBC Tower, 35th Floor
3 Garden Road
Hong Kong
(852) 2514-7600
———
Facsimile: (852) 2869-7694
July 8, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Simcere Pharmaceutical Group ("Registrant") - Pre-Effective Amendment No. 1 to Form F-3 Registration Statement (File Nos. 333-152101; CIK No. 1384360)
Dear Sirs/Madams:
      On behalf of the above-named Registrant, pursuant to Rule 473 under the Securities Act of 1933, as amended ("Securities Act"), filed herewith is one electronically formatted copy of the above-referenced delaying amendment with respect to the Form F-3 Registration Statement (File No. 333-152101), filed with the Securities and Exchange Commission on July 3, 2008.
      The Registrant specifically amends and incorporates into the facing page of the Pre-Effective Amendment No.1 the following language:
      "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine."
      No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please do not hesitate to call me at +852-2514-7630. Thank you.
Very truly yours,
/s/ Leiming Chen
Leiming Chen
Leiming Chen      Philip M.J. Culhane     Chris Lin     Patrick J. Naughton     Jin Hyuk Park     Youngjin Sohn
Resident Partners
Admitted in New York
New York          Los Angeles          Palo Alto          Washington, D.C.           Beijing          London          Tokyo
simpson thacher & bartlett llp is a registered limited liability partnership established under the laws of the state of new york. the personal liability of our partners is limited to the extent provided in such laws.
additional information is available upon request or at www.simpsonthacher.com